EXHIBIT (A)(11)

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                           [TREDEGAR INDUSTRIES LOGO]
                                January 16, 1998

TO OUR SHAREHOLDERS:

     Tredegar Industries, Inc. is offering to purchase up to 1,250,000 shares, or approximately 10.1% of the currently outstanding shares, of its common stock (the "Shares") from existing shareholders. The price will not be in excess of $65.00 nor less than $58.00 per Share. Tredegar is conducting the tender offer through a procedure commonly referred to as a "Dutch auction." This allows you to select the lowest price within the specified price range at which you are willing to sell your Shares to Tredegar.

     The offer gives shareholders the opportunity to sell their Shares at a price greater than market prices prevailing prior to announcement of the offer. On January 13, 1998, the last trading day prior to the announcement of the offer, the closing price per share for Tredegar's common stock on the New York Stock Exchange (the "NYSE") was $58.94. On January 15, 1998, the last trading day prior to the commencement of the offer, the closing price per share for Tredegar's common stock on the NYSE was $64. In addition, any shareholder whose Shares are purchased in the offering will receive the total purchase price in cash and will not incur the usual transaction costs associated with open-market sales.

     ANY SHAREHOLDERS OWNING AN AGGREGATE OF LESS THAN 100 SHARES WHOSE SHARES ARE PURCHASED PURSUANT TO THE OFFER WILL AVOID THE APPLICABLE ODD LOT DISCOUNTS PAYABLE ON SALES OF ODD LOTS ON THE NYSE.

     Tredegar will pay the same per Share price (the "Purchase Price") for all Shares it purchases in the offering. If the number of Shares properly tendered is equal to or less than the number of Shares Tredegar seeks to purchase through the offer, the Purchase Price will be the highest price of those specified by tendering shareholders.

     If tendering shareholders properly tender more than the number of Shares Tredegar seeks to purchase through the offer, Tredegar will take into account the number of Shares so tendered and certain other factors described in the Offer to Purchase and select the Purchase Price that will allow Tredegar to buy the number of Shares that it seeks to purchase through the offer. In such circumstances, Tredegar would not purchase the Shares of any tendering shareholder who specified a price per Share above the Purchase Price.

     All Shares properly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in the Offer to Purchase) will be purchased at the Purchase Price, net to the seller in cash, subject to the terms and conditions described in the Offer to Purchase and the related Letter of Transmittal. Those terms and conditions include, among other things, provisions relating to possible proration, conditional tenders and the tender of odd lots. All stock certificates representing Shares that are tendered and not purchased will be returned promptly to the shareholder.

     The offer is explained in detail in the Offer to Purchase and Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. If you want to tender your Shares, the instructions on how to tender Shares are also explained in detail in the accompanying materials.

     Neither Tredegar nor its Board of Directors makes any recommendation to any shareholder whether to tender all or any Shares.

                                         Sincerely,
                                         /s/ John D. Gottwald
                                         --------------------------
                                         John D. Gottwald
                                         President and Chief Executive Officer